SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2008**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2008 and 2007

Powerful insight. Proven results.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

Bellevue
Boise
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee
Investment and Employee Stock
Ownership Plan for Employees of
Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
June 22, 2009

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
ASSETS:		
Investments, at fair value:		
Common and preferred stock	$ 30,413,243	$ 38,004,810
Mutual funds	132,229,454	194,731,149
Common/collective trust	43,694,573	38,081,224
Participant loans	3,067,265	3,022,746
Total investments	209,404,535	273,839,929
Receivables:		
Employer contributions	199,451	203,034
Broker receivable for unsettled trades	11,602	-
	211,053	203,034
Total assets	209,615,588	274,042,963
LIABILITIES:		
Broker payable for unsettled trades	-	3,625
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	209,615,588	274,039,338
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	563,589	205,537
NET ASSETS AVAILABLE FOR BENEFITS	$ 210,179,177	$ 274,244,875

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2008	Years Ended December 31, 2007
ADDITIONS, net of investment losses:		
Investment income:		
Interest and dividends	$ 8,773,372	$ 13,467,968
Net depreciation in fair value of investments	(70,729,765)	(2,464,765)
	(61,956,393)	11,003,203
Contributions:		
Employer	4,442,113	4,621,813
Participant	10,772,187	11,107,228
Rollovers	943,883	1,220,715
	16,158,183	16,949,756
	(45,798,210)	27,952,959
DEDUCTIONS:		
Benefits paid to participants	18,060,072	15,547,136
Administrative expenses	207,416	217,706
	18,267,488	15,764,842
NET INCREASE (DECREASE)	(64,065,698)	12,188,117
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	274,244,875	262,056,758
End of year	$ 210,179,177	$ 274,244,875

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2002, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. Employees are eligible to participate in the Plan after their first pay period following employment. All employees of Avista Corporation and Avista Utilities (collectively, "Company" or "Avista") are eligible to participate in the Plan. Employees of Advantage IQ and Avista Energy were eligible to participate in the Plan until June 30, 2008 and 2007, respectively. Employees are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

b. *Contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee's annual before-tax contribution was subject to federal limits of $15,500 in 2008 and 2007. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

   The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 8). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter. Employer contributions are made out of current or accumulated earnings of the Corporation.

   The Plan was amended effective August 1, 2005, to provide that company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their ESOP account.

NOTE 1 – DESCRIPTION OF THE PLAN (continued):

c. *Participant accounts* – Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

e. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (ten years for a primary residence loan).

f. *Payment of benefits* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

g. *Administration* – The Vanguard Group, Inc. (Vanguard) holds and invests Plan assets in accordance with directions from the Employer. Records of participant account activity are processed and maintained by Vanguard, which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the Employer appointed by the Corporation's Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

h. *Forfeited accounts* – At December 31, 2008 and 2007, forfeited nonvested accounts totaled $18,466 and $73,742, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company's obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes Company matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2008, $62,356 of forfeitures were used to reduce employer contributions and no forfeitures were used to restore accounts for returning participants. In 2007, no forfeitures were used to restore accounts for returning participants or reduce employer contributions.

NOTE 1 — DESCRIPTION OF THE PLAN (continued):

i. *Voting rights* – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

j. *Diversification* – Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Corporation stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. *Basis of accounting* – The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. *Investment valuation and income recognition* – Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

c. *Payment of benefits* – Benefits are recorded when paid.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d. *Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. *New accounting pronouncements* – Effective January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements,* related to its financial assets and liabilities and nonfinancial assets and liabilities measured at fair value on a recurring basis. In February 2008, the FASB issued Staff Position No. 157-2, which deferred the effective date for certain portions of FASB No. 157 related to nonrecurring measurements of nonfinancial assets and liabilities. The Plan will be required to adopt those provisions of FASB No. 157 in 2009. The adoption of the provisions of FASB No. 157 that became effective on January 1, 2008, did not have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits. However, the Plan expanded disclosures with respect to fair value measurements. See note 10 for the expanded disclosures.

NOTE 3 — INVESTMENTS:

As of December 31, 2008 and 2007, the Plan's investments were held by Vanguard. Investments that represent 5% or more of the Plan's net assets in either year are separately identified:

	December 31,	
	2008	2007
Vanguard Retirement Savings Trust	$ 43,694,573	$ 38,081,224
Artio International Equity Fund A	7,587,565	17,114,427
Dodge & Cox Stock Fund	6,113,861	13,933,238
Vanguard 500 Index Fund	24,462,605	40,301,888
Vanguard Small Cap Growth Index Fund	9,669,985	20,291,092
Vanguard Total Bond Market Index Fund	25,164,423	18,353,999
Vanguard Wellington Fund	23,560,248	31,268,277
Avista Corporation Company Stock Fund	28,347,916	35,008,300
Other mutual funds	35,670,767	53,468,228
Self-directed accounts	2,065,327	2,996,510
Participant loans	3,067,265	3,022,746
Total investments at fair value	209,404,535	273,839,929
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	563,589	205,537
Total investments, net	$209,968,124	$274,045,466

NOTE 3 — INVESTMENTS (continued):

Net appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2008 and 2007, was as follows:

	Years Ended December 31, 2008	Years Ended December 31, 2007
Mutual funds	$ (66,694,055)	$ 3,690,258
Common and preferred stock	(4,035,710)	(6,155,023)
	$ (70,729,765)	$ (2,464,765)

Plan investments in the Avista Corporation Company Stock Fund represented 13.54% and 12.78% of total Plan assets at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007, on these investments the Plan experienced net depreciation in fair value of $(3,016,000) and $(6,232,000), respectively.

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan's investments have incurred a significant decline in fair value since December 31, 2007.

NOTE 4 — INVESTMENT CONTRACT:

In 1999, the Plan entered into a benefit-responsive investment contract with Vanguard. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting rates were approximately 4.6% and 5% at December 31, 2008 and 2007, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

NOTE 5 – RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 – PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their respective account balances.

NOTE 7 – INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

NOTE 9 – RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in any combination of mutual funds. Investment securities of these types are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

NOTE 10 – FAIR VALUE MEASUREMENTS:

As disclosed in note 2, on January 1, 2008, the Plan adopted the provisions of FASB No. 157 related to its financial assets and liabilities and nonfinancial assets and liabilities measured at fair value on a recurring basis. FASB No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy defined by FASB No. 157 are as follows:

> Level 1 – Quoted prices are available in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
>
> Level 3 – Pricing inputs include significant inputs that are generally unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to the Plan's needs.

As required by FASB No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at amortized cost, which approximates fair value. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.

NOTE 10 – FAIR VALUE MEASUREMENTS (continued):

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level within the fair value hierarchy the Plan's assets measured and reported on the statement of net assets available for benefits as of December 31, 2008, at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Common and preferred stock	$ 30,413,243	$ -	$ -	$ 30,413,243
Mutual funds	132,229,454	-	-	132,229,454
Common/collective trust	-	43,694,573	-	43,694,573
Participant loans	-	-	3,067,265	3,067,265
	$162,642,697	$ 43,694,573	$ 3,067,265	$209,404,535

Level 3 gains and losses:

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans
Balance, beginning of year	$ 3,022,746
Purchases, sales, issuances, and settlements, net	44,519
Balance, end of year	$ 3,067,265

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31,	
	2008	2007
Net assets available for benefits per the financial statements	$210,179,177	$274,244,875
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(563,589)	(205,537)
Net assets available for benefits per Form 5500	$209,615,588	$274,039,338

	Years Ended December 31,	
	2008	2007
Investment income (loss) per the financial statements	$ (61,956,393)	$ 11,003,203
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(563,589)	(205,537)
Investment income per Form 5500	$ (62,519,982)	$ 10,797,666

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes — December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common/collective trust:		
* Vanguard Retirement Savings Trust	43,694,573 shares	$ 43,694,573
Mutual funds:		
Artisan International Fund	274,403 shares	4,105,071
Artio International Equity Fund A	315,754 shares	7,587,565
Champlain Small Company Fund	46,291 shares	438,380
Dodge & Cox Stock Fund	82,209 shares	6,113,861
Dodge & Cox International Stock Fund	400,587 shares	8,772,853
* Vanguard Treasury Money Market	1,925,346 shares	1,925,346
* Vanguard 500 Index Fund	294,411 shares	24,462,605
* Vanguard Mid Cap Index Fund	471,660 shares	5,565,583
* Vanguard PRIMECAP Fund	159,782 shares	7,116,681
* Vanguard Small Cap Growth Index Fund	812,604 shares	9,669,985
* Vanguard Small Cap Value Index Fund	223,073 shares	2,277,577
* Vanguard Total Bond Market Index Fund	2,471,947 shares	25,164,423
* Vanguard Total Int'l Stck Index Fund	421,591 shares	4,548,963
* Vanguard Wellington Fund	964,398 shares	23,560,248
Veracity Small Cap Value Fund	58,137 shares	920,313
Total mutual funds		132,229,454
Common and preferred stock:		
* Avista Corporation	1,462,741 shares	28,347,916
* Self-directed securities	Various	2,065,327
Total common and preferred stock		30,413,243
Participant loans	Interest rates from 5% to 10.5% per annum; maturity dates from 2009 to 2016	3,067,265
		$ 209,404,535

* Represents party-in-interest to the Plan

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2008 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President & Corporate Secretary, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 29, 2009.

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

By
Name: Karen S. Feltes
Title: Senior Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

Bellevue
Boise
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our report dated June 22, 2009, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation for the year ended December 31, 2008.

LeMaster & Daniels PLLC

Spokane, Washington
June 22, 2009